**TO ALL STOCK EXCHANGES**

**BSE LIMITED**
**NATIONAL STOCK EXCHANGE OF INDIA LIMITED**
**NEW YORK STOCK EXCHANGE**

January 12, 2022

Dear Sir, Madam,

**Sub: Outcome of Board meeting**

This has reference to our letter dated December 15, 2021, regarding the captioned subject. The Board, at their meeting held on January 11-12, 2022 transacted the following items of business:

**Financial Results**

1. Took on record the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards (INDAS) for the quarter and nine months ended December 31, 2021.

2. Took on record the audited standalone financial results of the Company as per INDAS for the quarter and nine months ended December 31, 2021.

3. Took on record the audited financial statements of the Company and its subsidiaries as per INDAS and IFRS for the quarter and nine months ended December 31, 2021.

**Other matters**

4. Approved amendments to the following: -
   - Nomination and remuneration committee charter
   - Nomination and remuneration policy
   - Whistleblower policy

The copies of the policies and committee charter are made available on the website of the Company under the following link: https://www.infosys.com/investors/corporate-governance/policies.html.

5. On recommendation of the Nomination and Remuneration Committee, approved:-

   i) The annual time-based stock incentives in the form of Restricted Stock Units (RSUs) to Salil Parekh, CEO & MD having a market value of ₹3.25 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan (2015 Plan) in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022.

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

ii) The annual time-based RSU having a market value of ₹1.75 crore to a KMP under 2015 plan, in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022.

iii) The grant of performance-based stock incentives in the form of Restricted Stock Units (RSU's) to certain eligible employees covering Company's equity shares having a market value of US $531,000 (approximately ₹ 4 crore) as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan) . The RSUs will be granted w.e.f February 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on February 1, 2022 grant date. The RSUs would vest equally over a period of three years subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan and the exercise price of RSUs will be equal to the par value of the share.

We are enclosing herewith the financial results and press release for your information and record. The same will be made available on the Company's website www.infosys.com

Yours sincerely,
For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2022.01.12 16:04:02 +05'30'

**A.G.S. Manikantha**
*Company Secretary*

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com